UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

HARRIS INTERACTIVE INC.

(Name of Subject Company)

PRIME ACQUISITION CORP.

a wholly-owned subsidiary of

NIELSEN HOLDING & FINANCE B.V.

a wholly-owned subsidiary of

NIELSEN HOLDINGS N.V.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

414549105

(CUSIP Number of Class of Securities)

James W. Cuminale

Chief Legal Officer

Nielsen Holdings N.V.

770 Broadway

New York, New York 10003

(646) 654-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

with copy to:

Marni Learner

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

The following is a transcript of a webcast with Al Angrisani, Chief Executive Officer of Harris Interactive Inc., Michael Burns, head of Investor Relations at Harris Interactive Inc. and John Lewis, President of Nielsen Holdings N.V.’s Americas business that occurred on November 25, 2013:

Operator:	Good day ladies and gentlemen and welcome to the Harris Interactive Update webcast. At this time all participants are in listen-only mode. As a reminder, this call may be recorded. I’ll now introduce your host for today’s conference, Michael Burns, head of Investor Relations. You may begin.

Mike:	Thank you. Good day and thanks for joining us on today’s webcast to discuss the just announced news that Harris Interactive is entered into a definitive merger agreement to be acquired by Nielsen.

Before I turn the webcast over to Al, I would like to cover a few matters. For those employees unable to listen into today’s webcast, a replay of the entire webcast will be archived and made available for listening. Details regarding how to access that webcast will be provided via email as soon as possible. Disclaimers regarding the transaction that we will be discussing on today’s call were provided to you as an attachment to the presentation outlook invites and are incorporated into this presentation by reference. Lastly, we will not be taking Q&A on today’s webcast because of legal considerations. I’d now like to turn today’s webcast over to our President and CEO, Al Angrisani. Al.

Al:	Thank you Mike, and hello everyone. As Mike mentioned, the purpose of today’s webcast is to discuss the announcement we made a short while ago that the company has entered into a definitive agreement to be acquired by Nielsen. Understandably, with news of this magnitude, all of you no doubt have many questions regarding what this means and how it affects you. It is my intention as we go through today’s presentation to share with you as much information as we are able to at this time. So let’s begin.

First, as we just said, Nielsen has signed a definitive merger agreement to acquire Harris. Nielsen has agreed to pay $2 per share in cash for all of the company’s outstanding shares. Subject to adjustment, as specified in the merger agreement. Next, the transaction is subject to certain conditions including the tender of at least a majority of the outstanding shares of Harris Interactive common stock. Next, assuming that conditions are met, the transaction is expected to close in the first quarter of calendar 2014. Lastly, once closing takes place, Harris will no longer be a standalone public company, but rather will be part of Nielsen.

So, what else can we say about this transaction? There are several positives, if not many positives. First, this transaction validates all of your hard work and the significant contributions to the successful completion of our turnaround at the start of fiscal 2012. Simply put, without you and all that you’ve done, today’s announcement doesn’t happen. The transaction is good for all of our constituents. It’s good for our stockholders, they will benefit from among other things, meaningful value upon closing. It’s good for our clients, they will benefit from Nielsen’s global capabilities, scale and array of additional world-class products and services. And it’s good for you, it provides a terrific home where you will be able to grow and innovate. To sum it up. We should be proud of what we’ve accomplished by virtue of the offer that we received from such a prominent company in our industry.

Now to give you some perspective on why Nielsen has entered into the agreement that was announced today, I have with me on the phone John Lewis, Nielsen’s President for the Americas Group. John.

John:	Thanks Al and hello everyone. I’m really delighted to join you this morning to give you insights of why Nielsen has entered into this agreement that was announce today. Al said it very well, the deal is good for everyone in our opinion – your clients, your shareholders, and you. But it’s also good for Nielsen, our clients and our associates and I want to give a little bit of insight into why we believe that to be true. For our existing clients, primarily in the CPG Retail space and the Media space, we’ll be able to bring in additionals of your services and offering and provide better answers to business questions that we get every day. Second, you, Harris, bring us strong client relationships and additional offerings in other industries where intimate knowledge of the consumer is critical and will help us build in those sectors. Third, the combined capabilities of the two of us, Harris and Nielsen will allow Nielsen to better serve the very large multinational client base that it has who are always interested in these global questions about consumer behavior. Lastly, Harris fits well from a portfolio of solutions. Both companies share a commitment to innovation, expertise, practices, in searching to answer client questions about consumer behavior. And the final reason is really important to our success, is the rich expertise in research and analytics that Harris has and has displayed to us. I think the talent from both Nielsen and Harris will benefit from the opportunities we have as a combined entity.

I want to thank Al and the Harris management team for allowing me to speak to you today and I’m looking forward to the combination of the two companies. Al.

Al:	Okay, thank you John. Thanks for taking the time to be with us today. Now that you’ve heard John’s perspectives about Nielsen’s interest in Harris, let’s talk about what this means for you, the employees. Most importantly, your hard work and accomplishments will continue to drive the success of the company during this time of transition and beyond. Next, until the closing takes place, Harris and Nielsen must operate as independent companies and we will continue to conduct our business in the ordinary course. Next, we ask for your support in continuing to meet our commitments to our clients, vendors, business partners, stockholders, and to each other. And then finally, as the transaction will not close this calendar year, you should complete all calendar year 2014 planning, including your benefits enrollment.

Now let’s discuss what this transaction means for our client relationships. Our valued client relationship will not change and we need to continue to provide our clients with the same great level of service, insight, and delivery they have come to expect from us over the years. Further, we expect our existing account relationships to continue uninterrupted just as they would in the normal course of business.

In terms of how this news of this transaction should be handled with our clients, you should tell your clients that we are excited about this transaction and what it means for our future, especially because they will benefit from us joining forces with a larger company that has complementary products and services that you just heard John Lewis describe. Additionally, we will be contacting clients with more details as soon as possible and are actively developing specific talking points which will be given to client-facing employees. Now with news of this magnitude, it’s possible that you may receive media or investor inquiries. You should not handle these yourselves, but rather should refer all such inquiries to Mike Burns.

So what happens next? So summarize, continue to operate business as usual and focus on meeting client needs, managing expenses, and delivering revenue. Also, a subsidiary of Nielsen – a subsidiary of Nielsen will commence a tender offer that will ask our stockholders to tender their shares into the offer for the purchase price consideration. If Nielsen receives more than 50 percent of our outstanding shares in the tender offer, and the other conditions are met, Nielsen will purchase all tendered shares and complete the backend merger without the need for stockholder approval. We will do our best to keep you informed as the transaction progresses toward closing, to the extent that we can. Any questions that you have at this time should be directed either to your direct supervisor or you HR representative.

That’s all the information that we have to share for now. As I said in my note to all of you earlier today, I want to thank you for your hard work and dedication. It’s made today’s announcement possible and as a result, Harris Interactive is well positioned for an exciting future with Nielsen. Thank you and Mark or Mike, I’ll turn that back over to the operator or to Mike Burns.

Mike:	Actually, Al, I’ll take it. And just want to say thank you Al and John for your comments and the information that you provided on today’s webcast. This concludes the webcast.

Operator:	Ladies and gentlemen, thank you for participating in today’s webcast. This concludes today’s program. You may all disconnect. Everyone, have a great day.

END

Important Information about the Tender Offer

The tender offer described in the transcript (the “Offer”) has not yet commenced, and this transcript is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Harris Interactive or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (“SEC”) by Nielsen Holdings N.V., Nielsen Holding & Finance B.V. and Prime Acquisition Corp., an entity formed for the purpose of making the Offer, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Harris Interactive. The offer to purchase shares of Harris Interactive common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and related documents (when available) may be obtained for free by contacting the investor relations department of Harris Interactive at MBurns@HarrisInteractive.com. The Offer to Purchase and related documents (when available) may be obtained for free by contacting the investor relations department of Nielsen at kate.vanek@nielsen.com or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement.

Forward-Looking Statements Disclaimer

This written communication includes statements that constitute “forward looking statements”, which may be identified by words such as ‘will’, ‘expect’, ‘should’, ‘could’, ‘shall’ and similar expressions. These statements are subject to risks and uncertainties concerning Nielsen’s proposed acquisition of Harris Interactive, Harris Interactive’s expected financial performance, as well as Harris Interactive’s strategic and operational plans, and actual results and events could differ materially from what presently is expected. The potential risks and uncertainties include the possibility that the transaction will not close or that the closing may be delayed; the possibility that the conditions to the closing of the transaction may not be satisfied; the risk that competing offers will be made; the transaction may involve unexpected costs, liabilities or delays; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; general economic conditions; conditions in the markets Nielsen and Harris Interactive are engaged in; behavior of customers, suppliers and competitors (including their reaction to the transaction); technological developments; as well as legal and regulatory rules affecting Nielsen’s and Harris Interactive’s business and specific risk factors discussed in other releases and public filings made by Nielsen and Harris Interactive (including their respective filings with the SEC). This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of this transcript, and we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events, or other factors.